

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Chinh Chu
Chief Executive Officer
VECTOR HOLDING, LLC
251 Little Falls Drive
Wilmington, New Castle County, Delaware 19808

> **Re: VECTOR HOLDING, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 15, 2022**
> **File No. 333-262203**

Dear Mr. Chu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2022 letter.

Amendment No. 1 to Form S-4 filed March 15, 2022

Questions and Answers About the Proposals for Shareholders
Sponsor Group Ownership of New CCNB Following the Business Combination, page 54

1.   We note your disclosure in response to comment 10. Please expand your disclosure to clarify whether and how the earn-out shares are considered in this table.

Risks Related to the COVID-19 Pandemic and Global Economic Conditions, page 70

2.   We note your revised disclosure in response to comment 13. Please further revise your disclosure to include information with regard to the fiscal year 2021.

Risk Factors

Risks Related to the Business Combination and CCNB, page 91

3.   We note your disclosure in response to comment 16. We note that Section 9.3 of the Existing Warrant Agreement provides that "The validity, interpretation and performance of this Agreement and of the Warrants shall be governed by and construed in accordance with the laws of the State of New York, including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rule 327(b). The Company hereby agrees that any action, proceeding or claim against it arising out of, or otherwise based on, this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum." Please revise your Risk Factors to address this provision in the Existing Warrant Agreement, and address the applicability of the provision to claims arising under the Exchange Act and Securities Act. In addition, if you do not intend to revise the agreement to state that the provision does not apply to claims under the Exchange Act, please provide reasonable assurance that you will make future investors aware of the provision's limited applicability, for example that the disclosure will be included in all future Exchange Act reports.

The New CCNB Post-Closing Certificate of Incorporation, page 114

4.   You state that the post-closing charter will provide for the Court of Chancery to be the exclusive forum for matters "or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court of the District of Delaware" will be the exclusive forum. The charter does not appear to provide for the quoted language; please advise or revise. In addition, please revise the charter to state, as you do in the filing, that this provision does not apply to claims under the Exchange Act or provide reasonable assurance that you will make future investors aware of the provision's limited applicability, for example that the disclosure will be included in all future Exchange Act reports.

Background of the Business Combination, page 154

5.   We note your disclosure in response to comment 22. Please expand to disclose, as you do in your response, that Credit Suisse will not receive a placement fee related to the PIPE financing.

6.   We note your disclosure in response to comment 19 and reissue the comment. Please revise your disclosure to discuss in detail any negotiations related to the Sponsor or CCNB public shareholders' equity position in the post-combination company.

Material U.S. Federal Income Tax Consequences of the Domestication Merger, page 186

7.   Please remove language stating that this section is a "summary." Refer to Section III of

Staff Legal Bulletin No. 19 for guidance. In addition, based on your disclosure in the third paragraph on page 191, it appears that counsel has scoped out the discussion under the heading "Effects of Section 367(b) to U.S. Holders of CCNB Class A Ordinary Shares" from its opinion; please revise to provide an opinion of counsel on the information in the section "C. U.S. Holders Whose CCNB Class A Ordinary Shares Have a Fair Market Value of Less Than $50,000And Who Own Less Than 10 Percent of the Voting Power of CCNB and Less than 10% of the Total Value of CCNB" on page 193 as you represent that the transactions described in these sections should not be taxable. With respect to the portion of the tax section that constitutes Weil Gotshal's opinion, it appears that counsel cannot give a firm opinion; counsel may issue a "should" opinion to make clear that the opinion is subject to a degree of uncertainty; however, please ensure that the disclosure includes the information specified in Section III.C.4. of Staff Legal Bulletin 19 and that the risk factors are revised accordingly. Please also revise Exhibit 8.1 to consent to the prospectus discussion of the opinion and being named in the registration statement, as well as to exlude the company from the assumptions contained in paragraph (a).

Critical accounting policies
Goodwill, page 266

8.   We note your revisions to comment 29. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent test;

- the amount of goodwill allocated to the reporting unit;

- a detailed description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Index to Financial Statements, page F-1

9.   We note your response to prior comment 30. Please revise to include a statement that Vector Holding, LLC has not commenced operations and has no (or nominal) assets or

liabilities.

General

10.   We note your disclosure in response to comment 31 and reissue the comment. Please provide a single quantified aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on the completion of a business combination, and describe the nature of what the sponsor and its affiliates have at risk. Include in this amount the current value of securities held, loans extended, fees due, and out of pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

11.   We note your disclosure in response to comment 35 and reissue the comment. Please provide disclosure pursuant to Item 403 of Regulation S-K regarding Getty Images, or tell us why you do not believe you are required to do so.

12.   We note your disclosure in response to comment 33 and reissue the comment in part. As applicable, please:

- expand the prospectus cover page to include a description of each of the securities being offered. This description should explain the nature of the disparate voting rights, including the number of votes per share to which each class of common stock is entitled;
- describe those circumstances in which holders of non-voting stock would be entitled to vote on particular matters under your constituent documents or applicable law, the number of votes to which they would be entitled, the number of votes required for approval of such matters, and whether classes would vote separately or together as a combined class; and
- describe circumstances or events in which the conversion of no-vote shares is mandatory or optional, and any resultingimpact on all shareholders, including dilution.

    You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey K. Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services